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02007678

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 06 2002
365


| SEC FILE NUMBER |
| --- |
| 8- 49625 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bill Few Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

| Pittsburgh | PA | 15229 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Jones 412-801-4900
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs
(Name — *if individual, state last, first, middle name*)

1133 Penn Ave. Pittsburgh, PA 15222

(Address) (City) (State) Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

C 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/13

# OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006


Member, Pennsylvania Association Of Notaries

Notary Public

Signature

COO and FINOP

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BILL FEW SECURITIES, INC.

4900 Perry Highway • Pittsburgh, PA 15229

PHONE: 412-801-4900 • 800-245-5939 • FAX: 412-801-4911


PROCESSING
RECEIVED
MAR 0 6 2002
365
WASH, D.C.
SECTION

March 5, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: **AMENDED**
Annual Audited Financial Statement for
Bill Few Securities, Inc.
SEC File No. 8-49625

Dear Sirs:

Enclosed please find two copies of an **amended** audited financial statement for Bill Few Securities, Inc. for the fiscal year ended December 31, 2001.

Sincerely,

Debra A. Warfield
Compliance Admin.

Enclosure

By Express Mail

# BILL FEW SECURITIES, INC.
Pittsburgh, Pennsylvania

Report on Audit of Financial Statements
and
Supplementary Financial Information

For the year ended December 31, 2001

# CONTENTS

SD Schneider Downs

*Certified Public Accountants and Business Advisors*

**Schneider Downs & Co., Inc.**

1133 Penn Avenue
Pittsburgh, PA 15222
412/261-3644
FAX 412/261-4876

One Columbus, Suite 1500
10 West Broad Street
Columbus, OH 43215
614/621-4060
FAX 614/621-4062

http://www.sdcpa.com



## INDEPENDENT AUDITORS' REPORT

Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Bill Few Securities, Inc. (BFS), a wholly owned subsidiary of Bill Few Incorporated, as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the then years ended. These financial statements are the responsibility of BFS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Few Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the financial statements. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Schneider Downs & Co. Inc.

Pittsburgh, Pennsylvania
February 28, 2002

BILL FEW SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 601,718 |
| Deposits with clearing firm | 100,000 |
| Cash surrender value of life insurance | 166,601 |
| Total Assets | $ 868,319 |

LIABILITIES

| | |
|---|---|
| Accounts payable | $ 10,657 |
| Accrued and other liabilities | 19,000 |
| Payable to affiliates | 748,854 |
| Total Liabilities | 778,511 |

STOCKHOLDER'S EQUITY

| | |
|---|---|
| Common stock | 47,750 |
| Additional paid-in capital | 53,296 |
| Accumulated deficit | (11,238) |
| Total Stockholder's Equity | 89,808 |
| Total Liabilities and Stockholder's Equity | $ 868,319 |

See notes to financial statements.

## BILL FEW SECURITIES, INC.

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions and fees | $4,719,553 |
| Interest income | 73,495 |
| | 4,793,048 |
| EXPENSES | |
| Compensation and related expenses | 2,688,158 |
| Occupancy and equipment rental | 297,521 |
| Business development | 444,439 |
| Other operating expenses | 1,017,202 |
| Interest expense | 9,409 |
| | 4,456,729 |
| Net Income | $ 336,319 |

See notes to financial statements.

BILL FEW SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares Issued and Outstanding | Authorized Shares 1,000,000 Stated Value $.10 Per Share | Additional Paid-In Capital | Notes Receivable from Stock Sales | Retained Earnings (Accumulated Deficit) | Total Stockholder's Equity |
| BALANCE, December 31, 2000 | 467,600 | $46,760 | $1,285,046 | $(1,251,930) | $1,389,183 | $ 1,469,059 |
| Issuance of common stock | 40,500 | 4,050 | 360,450 | (361,260) | - | 3,240 |
| Net income for the period January 1, 2001 to June 30, 2001 | - | - | - | - | 347,557 | 347,557 |
| Dividends | - | - | - | - | (247,828) | (247,828) |
| Capitalization of interest income on notes receivable for stock sales | - | - | - | (28,207) | - | (28,207) |
| BALANCE, June 30, 2001 | 508,100 | 50,810 | 1,645,496 | (1,641,397) | 1,488,912 | 1,543,821 |
| Prior to reorganization: | | | | | | |
| Dividend - reorganization | - | - | (1,212,760) | 1,389,484 | (1,488,912) | (1,312,188) |
| Retirement of common stock | (30,600) | (3,060) | (379,440) | 251,913 | - | (130,587) |
| Net loss for the period July 1, 2001 to December 31, 2001 | - | - | - | - | (11,238) | (11,238) |
| BALANCE, December 31, 2001 | 477,500 | $47,750 | $ 53,296 | - | $ (11,238) | $ 89,808 |

See notes to financial statements.

BILL FEW SECURITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 336,319 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 70,541 |
| Increase in cash surrender value of life insurance | (22,266) |
| Capitalization of interest income | (28,207) |
| Changes in assets and liabilities: | |
| Employee advances | (57,395) |
| Prepaid expenses | (22,412) |
| Accounts payable | (82,230) |
| Accrued and other liabilities | (170,965) |
| Payable to affiliates | 498,854 |
| Net Cash Provided By Operating Activities | 522,239 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchases of property and equipment | (48,197) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Payments to reacquire and retire stock | (130,587) |
| Dividends paid | (747,826) |
| Proceeds from stock issuance | 3,240 |
| Net Cash Used In Financing Activities | (875,173) |
| Net Decrease In Cash And Cash Equivalents | (401,131) |
| CASH AND CASH EQUIVALENTS | |
| Beginning of year | 1,002,849 |
| End of year | $ 601,718 |

See notes to financial statements.

BILL FEW SECURITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(Continued)

| | |
|---|---|
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid during the year for interest | $ 9,525 |
| | |
| SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES | |
| During 2001, BFS reacquired 30,600 shares of common stock, a portion of which was financed by a note payable to a stockholder and a portion of which had notes receivable outstanding. These purchases are summarized as follows: | |
| Common stock purchased | $ 3,060 |
| Additional paid-in capital | 379,440 |
| Cash payment | (130,587) |
| Reduction in notes receivable | $ 251,913 |
| | |
| During 2001, BFS sold 4,050 shares of common stock to an employee, a portion of which was financed through a note receivable. This sale is summarized as follows: | |
| Common stock issued | $ (4,050) |
| Additional paid-in capital | (360,450) |
| Cash receipts | 3,240 |
| Stock purchases financed through notes receivable | $ (361,260) |
| | |
| During 2001, as part of the reorganization (see Note 1), certain assets and liabilities were distributed to the Parent as a dividend. The amounts distributed to the Parent are summarized as follows: | |
| Assets, excluding cash | $(1,038,763) |
| Liabilities | 226,575 |
| Cash | (500,000) |
| Reorganization dividend | $(1,312,188) |

See notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001

### NOTE 1 - ORGANIZATION

Effective July 1, 2001, Bill Few Associates, Inc. changed its name to Bill Few Securities, Inc. (BFS) and became a wholly owned subsidiary of Bill Few Incorporated, a parent holding company (Parent). BFS divested itself from its investment advisory services business through a distribution in the form of a $1,312,188 dividend to the Parent that represented the net assets of the investment advisory services business.

BFS operates as a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

BFS provides investment custodian and clearing house services to its customers through an agreement with Pershing. These services are provided to customers through Pershing on a fully disclosed basis.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - BFS considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. BFS maintains, at one bank, cash that may exceed federally insured amounts at times.

Property, Equipment and Leasehold Improvements - Property and equipment are recorded at cost. BFS uses the straight-line method of depreciation and amortization for financial reporting purposes over the estimated useful lives of the assets. Repairs and maintenance that do not extend the lives of the applicable assets are charged to expense as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Securities Transactions and Commissions - All securities transactions are effected through a clearing agent (Pershing) on a fully disclosed basis. BFS does not carry security accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3. Securities transactions, together with the related commissions and expenses, are recorded on a trade-date basis.

Income Taxes - BFS, as a wholly owned subsidiary of an S Corporation, generally does not incur an income tax liability. The income or loss is passed through to the Parent's stockholders, who include their pro rata share on their respective individual income tax returns.

### NOTE 3 - DEPOSIT WITH CLEARING FIRM

BFS has entered into an agreement with Pershing to operate as BFS's clearing firm. This agreement required $25,000 to be placed in escrow with Pershing. At BFS's discretion, an additional $75,000 was placed with Pershing.

NOTE 4 - CASH SURRENDER VALUE OF LIFE INSURANCE

BFS is the owner and beneficiary of certain life insurance policies insuring the life of a stockholder of the Parent, which have an aggregate face value of $2,000,000 at December 31, 2001. The cash surrender value as of December 31, 2001 approximated $166,000.

NOTE 5 - RELATED PARTY

BFS has a payable to the Parent for management services and working capital advances. In addition, BFS has a payable to Bill Few Associates, Inc., an affiliated entity that operates as a registered investment advisor for various securities commissions. The total amount due to related parties was approximately $750,000 at December 31, 2001.

Total management fees paid and securities commissions totaled approximately $60,000 and $429,000, respectively, for the year ended December 31, 2001.

NOTE 6 - PROFIT SHARING AND 401(k) SAVINGS PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of the Parent and related subsidiaries who meet the plan's eligibility requirements. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Parent can elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. No matching contributions were made during 2001. No discretionary profit sharing contribution was made to the plan during 2001.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

BFS is party to potential litigation in connection with certain employment matters. Management believes that the impact of this potential litigation will not have a material effect on the financial position of BFS.

NOTE 8 - NET CAPITAL REQUIREMENTS

BFS, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which is administered by the NASD. This rule requires that the BFS's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in the rule. The NASD may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2001, BFS's net capital ratio was 8.67 to 1 and its net capital was $89,808. The minimum net capital required is $50,000, resulting in excess net capital of $39,808. Therefore, BFS was free of all restrictions.

SUPPLEMENTARY FINANCIAL INFORMATION

## BILL FEW SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | | $ 89,808 |
| Deduct stockholder's equity not allowable to net capital | | - |
| Total Stockholder's Equity Qualified for Net Capital | | 89,808 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Other (deductions) allowance credits | | - |
| Total Capital and Allowable Subordinated Liabilities | | 89,808 |
| Deductions and/or Charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | - | |
| Exchange memberships | - | |
| Property, equipment and leasehold improvements, net | - | |
| Other assets | - | |
| | - | |
| Additional charges for customers' and noncustomers' security accounts | - | |
| Additional charges for customers' and noncustomers' commodity accounts | - | |
| Aged fails-to-deliver | - | |
| Aged short security differences | - | |
| Security demand note deficiency | - | |
| Commodity futures contracts and spot commodities/proprietary capital charges | - | |
| Other deductions and/or charges | - | - |
| | | 89,808 |
| Net capital before haircuts on securities position (tentative net capital): | | |
| Haircuts on securities: | | |
| Contractual securities commitments | - | |
| Deficit in securities collateralizing secured demand notes | - | |
| Trading and investment securities: | | |
| Bankers' acceptances, certificates of deposit, and commercial paper | - | |
| U.S. and Canadian Government obligations | - | |
| State and Municipal Government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | - | |
| Options | - | |
| Other securities | - | |
| Undue concentration | - | - |
| Net Capital | | $ 89,808 |

The independent auditors' report should be read with this schedule.

BILL FEW SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001
(Continued)

| | |
|---|---|
| Aggregate indebtedness: | |
| Items included in statement of financial condition: | |
| Short-term bank loans (secured by customers' securities) | - |
| Drafts payable | - |
| Payable to brokers and dealers | - |
| Payable to clearing broker | - |
| Payable to customers | - |
| Other accounts payable, and accrued expenses | $778,511 |
| Notes and mortgages payable, unsecured | |
| Items not included in statement of financial condition: | |
| Market value of securities borrowed for which no equivalent | - |
| value is paid or credited | - |
| Other unrecorded amounts | - |
| Total Aggregate Indebtedness | $778,511 |
| Minimum Net Capital Required | $ 50,000 |
| Ratio: Aggregate Indebtedness to Net Capital | 8.67 to 1 |

Net capital as reported in BFS's Part II (unaudited) Focus Report did differ from the above calculation as a result of tax planning transactions after BFS's reports were submitted. Tax planning transactions included the elimination of securities commissions paid to an affiliated entity of approximately $315,000 and the payment of a dividend to the Parent of $250,000.

BFS claims exemption under SEC Rule 15c3-3 because BFS does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The independent auditors' report should be read with this schedule.

# OTHER INFORMATION

Schneider Downs
*Certified Public Accountants and Business Advisors*

Schneider Downs & Co., Inc.

1133 Penn Avenue
Pittsburgh, PA 15222
412/261-3644
FAX 412/261-4876

One Columbus, Suite 1500
10 West Broad Street
Columbus, OH 43215
614/621-4060
FAX 614/621-4062

http://www.sdcpa.com



## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Bill Few Securities, Inc. (BFS), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by BFS, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because BFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by BFS in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of BFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which BFS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that BFS's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 28, 2002